SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE:533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that its subsidiary Centrais Elétricas do Norte do Brasil S.A (“Eletronorte”), was authorized by Ordinance 406, of the Ministry of Mines and Energy (“Ordinance”), published in an extra edition of the Official Gazette, of November 6, 2020, to be contracted, on an emergency basis, a 40MW thermoelectric generating unit, which may be increased to 150MW, to restore the electric power of the State of Amapá.

The action is part of the support operation for the resumption of electricity in the region, which had its shutdown caused by the fire at the Macapá substation transformer, owned by the company Linhas de Macapá Transmissora de Energia, of Gemini Energy, which does not belong to Eletronorte or to the Eletrobras System.

Considering that the incident is not related to Eletronorte, which is only supporting the emergency action of the State of Amapá, the fixed and variable costs associated with the aforementioned generation will be covered through sectorial charges foreseen in cases of restriction of the operation of the System Interligado Nacional - SIN, upon approval by the National Electric Energy Agency - Aneel.

The full text of the Ordinance can be found at Eletrobras website (www.eletrobras.com) and at Comissão de Valores Mobiliários website (www.cvm.gov.br).

In addition to the above measure, Eletronorte also adopted all measures, throughout the night, to support the recovery of transformer 1 in the State of Amapá, sending equipment from Belém and São Luiz to Macapá, conducting connection and tests at the Eletronorte Technology Center, in Belém, with the transformer energizing beginning at 3 hours and 11 minutes this Saturday.

Eletronorte will continue to monitor the behavior of the transformer in the coming hours, with energization being a fundamental step in restoring Amapá energy.

Rio de Janeiro, November 07, 2020

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Free Translation

Official Gazette of the Federal Government (DOU)

Published on: 11/06/2020 | Edition: 212-B | Section: 1 - Extra B | Page 1

Body: Ministry of Mines and Energy / Minister's Office

Ordinance No. 406, OF NOVEMBER 6, 2020

THE STATE MINISTER OF MINES AND ENERGY, using the powers conferred on him by article 87, sole paragraph, item IV, of the Constitution, considering that it is up to the Ministry of Mines and Energy to ensure the conjunctural and structural balance between the electric energy supply and demand in the Country and the Resolution of the Electricity Sector Monitoring Committee - CMSE at 238th Meeting (Extraordinary), of November 6, 2020, which evaluated the electric service to the State of Amapá, and in view of what is contained in Process No. 48300.002327/2020-10, resolves:

Article 1 Recognize the need to contract, in a quick, exceptional and temporary manner, the generation of electric energy in the amount of up to 150 (one hundred and fifty) MW, in the city of Macapá, State of Amapá, for up to 180 (one hundred and eighty) ) days or less when there is recognition by the Electric Sector Monitoring Committee - CMSE of satisfactory condition of service to the State.

Paragraph 1 The CMSE will be responsible for determining the amount of electricity generation to be contracted, respecting the limit mentioned in the caput.

Paragraph 2 When contracting referred to in the caput, clauses for the extension or reduction of contracting terms must be provided, with a minimum advance of thirty days, depending on the decision of the CMSE.

Paragraph 3 The immediate contracting of 40 MW of electric power generation is authorized, in accordance with CMSE resolution.

Paragraph 4 Centrais Elétricas do Norte do Brasil S.A. - Eletrobras Eletronorte will arrange for the contracting of the amount of thermoelectric generation, referred to in the caput, and may be entitled to the provisions of item XV of article 29 of Law No. 13,303, of June 30, 2016, as well as being responsible for the obligations arising from the accounting and settlement of energy within the scope of the Chamber of Electric Energy Commercialization - CCEE.

Paragraph 5 The generating units referring to the contracting referred to in the caput must be implanted in the distribution network and in a location to be defined by Companhia de Eletricidade do Amapá - CEA, with the support of the National Electrical System Operator - ONS and Eletrobras Eletronorte .

Paragraph 6 The Fixed and Variable Costs associated with the generation of electric energy referred to in the caput must be authorized by the Brazilian Electricity Regulatory Agency - ANEEL, and will be covered through the Charge destined to cover the System Service Costs, resulting from the Generation Dispatched Regardless of the Order of Merit, due to operating restrictions within the scope of the National Interconnected System - SIN, as provided for in article 59 of Decree No. 5,163, of July 30, 2004.

Paragraph 7 The coverage of costs will take place within the scope of CCEE accounting and will observe the efficiency and cost limits defined by ANEEL.

Paragraph 8 Exceptionally, the thermoelectric generation referred to in the caput will not be subject to the default rate in the Short-Term Market, resulting from the Electricity Generation Accounting Process, carried out by CCEE, pursuant to this Ordinance.

Article 2 ANEEL, CCEE, ONS and the agents involved shall take the necessary measures for the application of the provisions of this Ordinance.

Article 3 This Ordinance takes effect on the date of its publication

BENTO ALBUQUERQUE

this content do not replace its published certified version

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2020

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations